May 27, 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
File no. 001-10147
Form 10-K: For the Year Ended September 30, 2004
Form 10-Q: For the Quarterly Period Ended December 31, 2004
Form 10-Q: For the Quarterly Period Ended March 31, 2005

Dear Mr. Wilson,

The purpose of this letter is to confirm my telephone conversation with Christopher White, Staff Accountant, purrsuant to which you kindly agreed to extend our deadline to respond to the SEC Staff’s letter dated May 17, 2005 until June 10, 2005. We appreciate your agreeing to extend our deadline and will provide to you our response on or before June 10, 2005.

Sincerely,

/s/ Joyce Murty

Joyce Murty
Senior Corporate Counsel and Director Ethics and Compliance

Cc: Christopher White, Staff Accountant